UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number: 001-42862

KNOREX Ltd.

(Exact name of registrant as specified in its charter)

21 Merchant Road, #04-01

Singapore 058267

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Item 1. Change in Board Composition - Update

Further to the Company’s Form 6-K filed on 4 June 2026 (SGT), the Company hereby updates the disclosure regarding the resignations of Mr. Jayant Kadambi and Mr. Gordon Kwok Wai Lam.

On 9 June 2026 (SGT), the Board of Directors of the Company held a meeting at which it was mutually agreed to waive the 30-day contractual notice period for the resignations of Mr. Jayant Kadambi and Mr. Gordon Kwok Wai Lam. Accordingly, their resignations as Non-Executive Independent Directors of the Company took effect immediately upon the conclusion of that board meeting.

The Board thanks Mr. Jayant Kadambi and Mr. Gordon Kwok Wai Lam for their service to the Company.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOREX Ltd.

By:	/s/ Khar Heng Choo
Name:	Khar Heng Choo
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: June 11, 2026